                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           HUMAN GENOME SCIENCES, INC.
                                (Name of Issuer)

                           HUMAN GENOME SCIENCES, INC.
                      (Name of Person(s) Filing Statement)

                 5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                         (Title of Class of Securities)

                                   444903 AA 6
                                   444903 AB 4
                      (CUSIP Number of Class of Securities)

                            WILLIAM HASELTINE, PH.D.
                             CHIEF EXECUTIVE OFFICER
                           HUMAN GENOME SCIENCES, INC.
                              9410 KEY WEST AVENUE,
                         ROCKVILLE, MARYLAND 20850-3338
                                  301-309-8504
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                              R.W. SMITH, JR., ESQ.
                        PIPER MARBURY RUDNICK & WOLFE LLP
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-539-2530

                                DECEMBER 13, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

     Transaction Valuation                          Amount of Filing Fee
-----------------------------------------------------------------------------
        $324,687,500(1)                                  $64,937.50
-----------------------------------------------------------------------------

 (1) The total transaction value is based on the market price of the registrant's $125,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated Notes Due 2006 to be converted.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed on December 7, 1999.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $90,264                     Filing Party:    Human Genome Sciences, Inc.
Form or Registration No.:   S-4 (File No. 333-92209)    Date Filed:      December 7, 1999

                                  INTRODUCTION

           This Issuer Tender Offer Statement is being filed by Human Genome Sciences, Inc., a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act in connection with its offer to convert up to $125,000,000 aggregate principal amount of its 5 1/2% Convertible Subordinated Notes Due 2006 (or such lesser number as are properly tendered) into shares of its common stock, par value $0.01, upon the terms and subject to the conditions set forth in Human Genome Sciences' Prospectus and Registration Statement on Form S-4 (File No. 333-92209) filed with the Securities and Exchange Commission and the related Letter of Transmittal dated December 13, 1999 (which together constitute the Offer). The Prospectus and the exhibits to the Registration Statement are incorporated by reference in this Schedule 13E-4.

ITEM 1.    SECURITY AND ISSUER.

           (a) The name of the issuer is Human Genome Sciences, Inc., a Delaware corporation which has its principal executive offices at 9140 Key West Avenue, Rockville, Maryland 20850.

           (b) This Issuer Tender Offer Statement relates to the offer by Human Genome Sciences to holders of its $125,000,000 aggregate principal amount of 5 1/2% Convertible Subordinated Notes Due 2006 of an inducement to convert their Notes into shares of the common stock of Human Genome Sciences. Subject to the conditions set forth in the Offer, holders who tender their Notes for conversion in connection with the Offer will receive an additional $180 per $1,000 principal amount of Notes tendered, payable in shares of common stock, plus a cash payment for accrued interest and any fractional shares. The information in the Prospectus under "The Offer - Terms of the Offer" is incorporated herein by reference. The Offer is being made to all holders of Notes.

           We have been advised that none of our directors or executive officers own any Notes. $125,000,000 aggregate principal amount of the Notes are currently outstanding.

           (c) The Notes are not listed for trading on an exchange. The Common Stock issuable upon conversion of the Notes is listed on the Nasdaq National Market.

           (d) Not applicable.

ITEM 2.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The inducement to convert the Notes will be paid in shares of common stock, plus a cash payment for accrued interest and any fractional shares. The shares of common stock will be newly issued common stock of Human Genome Sciences. Cash payments will be paid from the current assets of Human Genome Sciences. The information in the Prospectus under "The Offer-Terms of the Offer" is incorporated herein by reference.

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ITEM 3.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
           AFFILIATE.

           The information in the Prospectus under "Summary - Recent Events," "The Offer - Purpose and Effect," "Price Range of Common Stock" and "Dividends" is incorporated herein by reference.


ITEM 6.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           The information in the Prospectus under "The Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 7.    FINANCIAL INFORMATION.

           Human Genome Sciences' audited financial statements are included in its Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference. Human Genome Sciences' unaudited financial statements for the three and nine month periods ended September 30, 1999, are included in its Quarterly Report on Form 10-Q for the period ended September 30, 1999, which is incorporated herein by reference. Human Genome Sciences' ratios of earnings to fixed charges and pro forma information with respect to the Offer are included in the Prospectus, which is incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a)(1) Prospectus/Offer to Convert dated December 13, 1999 incorporated by reference to Human Genome Sciences' Registration Statement on Form S-4.

           (a)(2) Form of the Letter of Transmittal dated December 13, 1999 incorporated by reference to Human Genome Sciences' Registration Statement on Form S-4.

           (a)(3) Form of Notice of Guaranteed Delivery dated December 13, 1999 incorporated by reference to Human Genome Sciences' Registration Statement on Form S-4.

           (a)(7) Press Release issued by the Company on December 6, 1999 incorporated by reference to Human Genome Sciences' current report on Form 8-K filed December 6, 1999.

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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1999



                                            HUMAN GENOME SCIENCES, INC.

                                       By:  /s/ Steven C. Mayer
                                            -------------------------------
                                       Name: Steven C. Mayer
                                       Title: Senior Vice President and Chief
                                                 Financial Officer

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                                  EXHIBIT INDEX

           (a)(1) Prospectus/Offer to Convert dated December 13, 1999 incorporated by reference to Human Genome Sciences' Registration Statement on Form S-4.

           (a)(2) Form of the Letter of Transmittal dated December 13, 1999 incorporated by reference to Human Genome Sciences' Registration Statement on Form S-4.

           (a)(3) Form of Notice of Guaranteed Delivery dated December 13, 1999 incorporated by reference to Human Genome Sciences' Registration Statement on Form S-4.

           (a)(7) Press Release issued by the Company on December 6, 1999 incorporated by reference to Human Genome Sciences' current report on Form 8-K filed December 6, 1999.